SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

LookSmart, Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

543442503
(CUSIP Number)

Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,728,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,728,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,728,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,728,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlict

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,728,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,728,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Uri Landesman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,728,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,728,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Master Fund (as defined below) had previously reported its holdings in the Schedule 13G originally filed on March 15, 2012.

ITEM 1.Security and Issuer.

This statement relates to the shares of common stock, par value $0.001 per share ("Common Stock"), of LookSmart, Ltd. (the "Issuer").  The Issuer's principal executive office is located at 55 Second Street, San Francisco, California 94105.

ITEM 2. Identity and Background.

(a)-(c) and (f)

The names of the persons filing this statement on Schedule 13D (collectively, the "Reporting Persons") are:

•	Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (the “Master Fund”);

•	Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”),

•	Mark Nordlicht, a United States citizen (“Mr. Nordlicht”); and

•	Uri Landesman, a United States citizen (“Mr. Landesman”).

The Reporting Persons may be deemed to be a member of a group with Snowy August Management LLC, Snowy August Fund I LP and Michael Onghai for the reasons described in Item 4 below.  Snowy August Management LLC, Snowy August Fund I LP and Michael Onghai (collectively, “Snowy August”) separately report their beneficial ownership with the Securities and Exchange Commission (“SEC”).

Platinum Management is the investment manager and general partner of the Master Fund.  Mr. Nordlicht and Uri Landesmanare the controlling persons of Platinum Management.

The principal business address for each of Platinum Management, Mr. Nordlicht and Mr. Landesman is 152 West 57th Street, 4th Floor, New York, New York 10019.

The principal business address for the Master Fund is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

The principal business of the Master Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of Platinum Management is providing investment management services.

Each of Mr. Nordlicht’s and Mr. Landesman’s principal occupation is serving as an officer of Platinum Management.

(d)During the last five years, none of the persons or entities listed above in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the persons or entities listed above in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the securities described in Item 5 below, which includes the shares of Common Stock reported herein as beneficially owned by the Reporting Persons, at an aggregate cost of $2,505,157.  The funds used to purchase such securities were obtained from the general working capital of the Master Fund, which may at any given time include funds borrowed in the ordinary course in its margin accounts.

ITEM 4.Purpose of Transaction.

The Reporting Persons originally purchased the shares of Common Stock for investment purposes.  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, or to dispose of, or cause to be disposed, such securities or securities currently owned by it at any time, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

On June 29, 2012, PEEK Investments LLC (“PEEK”) filed a Schedule TO-C with the SEC and publicly announced in a press release that it is making a tender offer (the “Tender Offer”) to acquire all outstanding shares of Common Stock not beneficially owned by the Reporting Persons or Snowy August, for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in an Offer to Purchase and a related Letter of Transmittal to be filed by PEEK with the SEC on the date PEEK commences the Tender Offer.  PEEK is sponsored by a consortium of the Issuer’s stockholders represented by Snowy August Management LLC and Platinum Management. If the Tender Offer is consummated and PEEK is able to acquire control of the Issuer, PEEK plans to utilize the control to change or influence the Issuer’s management, policies, and practices in order to effectively maximize value for all stockholders.  The Master Fund may provide a majority of the working capital for PEEK.

The Schedule TO-C, which includes the press release, is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Whether the Tender Offer is successful or not, the Reporting Persons reserve the right to discuss and/or meet with management, the Board of Directors of the Issuer, potential acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.  As party to such activities, the Reporting Persons may take positions or make proposals with respect to potential changes in the Issuer’s business, condition, operations, structure, governance, management, Board structure, capitalization, policies, plans, and prospects and similar and other actions and changes as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

ITEM 5.          Interest in Securities of the Issuer.

(a)The Reporting Persons beneficially own 1,728,000 shares of Common Stock representing 9.99% percent of the outstanding shares of Common Stock.

The Reporting Persons may be deemed to have shared beneficial ownership of the 836,312 shares of Common Stock owned by Snowy August, which represents an additional 4.99% of the outstanding shares of Common Stock.

Collectively, the Reporting Persons and Snowy August may be deemed to beneficially own 2,591,312 shares representing approximately 14.98% of the Issuer's outstanding shares of Common Stock.

(b)The Reporting Persons have the shared power to vote or direct the vote of the 1,728,000 shares of Common Stock individually owned by the Master Fund.

(c)There have been no transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

(d)Not applicable.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Platinum Management has agreed to pay Snowy August Management LLC an amount equal to 14% of any profits that the Reporting Persons realize, net of any expenses, with respect to any shares of Common Stock purchased by the Reporting Persons in the Tender Offer described in Item 4 above.  Except as otherwise described in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 29, 2012

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC,
as general partner

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

/s/ Mark Nordlicht
     Mark Nordlicht

/s/ Uri Landesman
     Uri Landesman

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of LookSmart, Ltd. dated as of June 29, 2012 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  June 29, 2012

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC,
as general partner

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

/s/ Mark Nordlicht
     Mark Nordlicht

/s/ Uri Landesman
     Uri Landesman